FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2017

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 20 April 2017

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 20 April 2017
Unilever Review

Exhibit 99

UNILEVER TRADING STATEMENT FIRST QUARTER 2017

A SOLID START, ON TRACK FOR 3 – 5% UNDERLYING SALES GROWTH IN 2017
First quarter highlights

●
Turnover increased 6.1% to €13.3 billion including a positive currency impact of 2.4%

●
Underlying sales growth 2.9% with price up 3.0% and volume down (0.1)%, USG was 3.4% excluding spreads

●
Emerging markets underlying sales growth 6.1% with price up 5.3% and volume up 0.8%

●
Quarterly dividend raised 12% to €0.3585 per share

Paul Polman: Chief Executive Officer statement

“The first quarter shows growth once more ahead of our markets. This reflects our continued investment in both innovations and brand support, and reconfirms the strength of our long term sustainable compounding growth model.

The change programme ‘Connected for Growth’ which we started implementing in the autumn last year is starting to bear fruit and is making Unilever more agile and closer to the local markets, unlocking both further growth and margin.

The actions we are taking keep us on track for another year of underlying sales growth ahead of our markets, in the 3 – 5% range. We also expect an improvement in underlying operating margin this year of at least 80 basis points and strong cash flow. We are raising the dividend by 12%, reflecting the confidence in our outlook.”

20 April 2017

FIRST QUARTER OPERATIONAL REVIEW: CATEGORIES

	First Quarter 2017
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever total	13.3	2.9	(0.1)	3.0
Personal Care	5.1	3.1	0.3	2.8
Home Care	2.7	4.1	1.4	2.6
Home Care and Personal Care	7.8	3.4	0.7	2.7
Foods	3.2	-	(2.1)	2.2
Refreshment	2.3	5.4	0.4	5.0
Foods and Refreshment	5.5	2.2	(1.1)	3.4

As part of our strategic review we announced on 6 April 2017 our intention to either sell or demerge our spreads business. As spreads is not a standalone category we have not historically reported discrete spreads figures. The table below provides supplementary information on our first quarter 2017 performance excluding sales related to spreads.

	First Quarter 2017
Supplementary information (unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever total excluding spreads	12.6	3.4	0.3	3.1
Foods and Refreshment excluding spreads	4.7	3.5	(0.3)	3.8
Foods excluding spreads	2.4	1.7	(1.0)	2.7

Our markets: Market conditions remained challenging. In the markets in which we operate growth was around 2% with negative volumes. Growth in India recovered from the uncertainty experienced due to the removal of the Rs.500 and Rs.1,000 notes in November 2016, while Brazil continued to be adversely impacted by the economic crisis. Markets in Europe and North America declined in the first quarter.

Unilever overall performance: Underlying sales grew 2.9% against a strong comparator last year that included the benefits of a leap year. Refreshment, Home Care and Personal Care grew ahead of our markets, while sales in Foods, impacted by the later Easter this year, were flat. Turnover grew by 6.1% to €13.3 billion, which included a positive currency impact of 2.4% and 0.7% from acquisitions net of disposals. Excluding our spreads business, which we have announced our intention to exit, underlying sales growth was 3.4% with volumes up 0.3%.

Personal Care
Personal Care continued to grow the core while expanding in high-growth segments and building in premium positions. Oral care had a good start to the year, supported by innovations such as the new Signal White Now Care Correction range with blue light technology in France. In skin, Baby Dove was introduced to the United States and the United Kingdom and is now present in 14 markets, while the new Lifebuoy with Activ Silver formula for enhanced germ-protection was rolled out across Asia. Continued growth in deodorants was driven by new variants of dry sprays in North America and Dove deodorants with improved formulation, making them our most skin-friendly antiperspirant. In hair, growth was driven by Sunsilk, helped by variants that meet the needs of Muslim consumers and the expansion into natural propositions that has driven increased penetration among millennials. Our prestige business continued to perform in line with our plans.

Home Care
Home Care delivered good growth despite a strong comparator, enabled by continued market development and benefit-led innovations that address emerging needs, including the growing trend towards natural products. In laundry, growth was driven by strong performances of the fabric conditioner Comfort in our Asian markets and the value brand Brilhante in Latin America that caters to hard-pressed consumers. The roll-out of Surf into Central and Eastern Europe continued to perform well. Household care remained a strong growth contributor to Home Care, driven by the successful roll-out of Domestos toilet blocks, which have now reached 25 countries. Our acquisitions have landed well. The air purification brand Blue Air grew strongly in China, while Seventh Generation, the natural proposition, was introduced to the United Kingdom.

Foods
Foods continued to modernise the portfolio while building its presence in emerging markets. However, underlying sales were flat in the quarter as the category was particularly impacted by the later Easter. Excluding spreads, underlying sales grew by 1.7%. A good performance in savoury was led by cooking products in emerging markets, driven by our biggest brand Knorr responding to key needs such as nutrition deficiency or the increasing demand for time-saving meal makers. Dressings continued to gain market share led by Hellmann’s innovations that highlight the naturalness of the ingredients but sales were virtually flat against a strong comparator. Sales in spreads declined by 5.1% as a result of the market contraction in developed countries which was only partially offset by growth in emerging markets.

Refreshment
Growth in ice cream was helped by strong innovations behind our premium brands. These included the new Magnum pints that deliver the ultimate chocolate and ice cream experience in a tub, as well as the coconut and raspberry variants. Ben & Jerry’s grew at double-digit rates, helped by strong performances of the ‘Wich sandwich and the new pint range ‘Topped’ that takes ice cream indulgence to a new level. We have extended our less than 50 calories offering under Solero and launched vegan and gluten-free variants under Cornetto. In leaf tea, growth improved further as we are increasingly seeing the benefits of our innovations in specialty and premium tea segments. Lipton is successfully extending its presence in the faster-growing green and matcha segments, while Brooke Bond and T2 had another quarter of strong growth.

FIRST QUARTER OPERATIONAL REVIEW: GEOGRAPHICAL AREA

(unaudited)	First Quarter 2017
	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever Total	13.3	2.9	(0.1)	3.0
Asia/AMET/RUB	5.9	6.9	2.2	4.6
The Americas	4.4	1.2	(2.1)	3.4
Europe	3.0	(2.0)	(1.5)	(0.5)

(unaudited)	First Quarter 2017
	Turnover	USG	UVG	UPG
	€bn	%	%	%
Developed markets	5.4	(1.5)	(1.2)	(0.3)
Emerging markets	7.9	6.1	0.8	5.3
North America	2.3	(0.9)	(1.1)	0.2
Latin America	2.1	3.5	(3.3)	7.1

As part of our strategic review we announced on 6 April 2017 our intention to either sell or demerge our spreads business. As spreads is not a standalone category we have not historically reported discrete spreads figures. The table below provides supplementary information on our first quarter 2017 performance excluding sales related to spreads.

	First Quarter 2017
Supplementary information (unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Developed markets excluding spreads	4.9	(0.7)	(0.2)	(0.5)
Europe excluding spreads	2.6	(1.0)	(0.3)	(0.7)
North America excluding spreads	2.1	(0.1)	0.2	(0.3)

Asia/AMET/RUB
Underlying sales growth improved to 6.9% as pricing has progressively increased over the past four quarters in response to rising commodity costs, particularly in Asia. Turkey delivered double-digit growth, helped by improved volumes across all categories, while growth in Africa and Russia was entirely driven by price as a result of substantial currency devaluations. Australia had a good start to the year while sales in China were modestly higher with rapid growth in e-commerce partially offset by declines in other channels.

The Americas
Latin America grew by 3.5% with volumes in decline and much lower price growth than last year. We saw double-digit growth across most of Latin America as our businesses demonstrated resilience by launching new pack sizes quickly and creating demand through market development. However sales declined in our largest market Brazil, as consumers continued to react to the impact of the harsh economic environment and increasingly switched to value brands. Underlying sales declined in North America as market growth contracted in the quarter. Deodorants, skin cleansing and ice cream showed good growth momentum, while sales were lower in spreads and dressings as continued share gains were insufficient to offset the market declines in the quarter.

Europe
In Europe consumer demand remained weak and the retail environment challenging. Promotional intensity was high leading to price deflation in many countries apart from the United Kingdom where we have taken price increases to recover the additional costs from the Sterling devaluation. The margarine market contraction continued to weigh on the overall growth, especially in the United Kingdom and Germany. It has been an encouraging start to the year in Central and Eastern Europe, following on from the good growth in the prior years.COMPETITION INVESTIGATIONS

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

BRAZIL TAX LITIGATION

In common with many other businesses operating in Brazil, Unilever has a number of open legal proceedings related to indirect taxes. In Q4 2016, we noted that there had been an adverse court judgment in respect of a Brazilian PIS and COFINS indirect tax case, which we had included in our contingent liabilities, and that we were likely to make a judicial deposit equating to the potential amount owing during 2017. In Q1 2017, the Brazilian Supreme Court ruled in favour of the taxpayer in the leading case on this matter and we now expect this ruling to be applied to our case. As a result, it would no longer be necessary to make a judicial deposit. Since this matter was considered to be a contingent liability, there is no impact on profit as a result of this development.

DIVIDENDS AND SHARE BUY BACKS

The Boards have determined to pay a quarterly interim dividend for Q1 2017 at the following rates which are equivalent in value between the two companies at the rate of exchange applied under the terms of the Equalisation Agreement:

Per Unilever N.V. ordinary share:	€ 0.3585
Per Unilever PLC ordinary share:	£ 0.3021
Per Unilever N.V. New York share:	US$ 0.3828
Per Unilever PLC American Depositary Receipt	US$ 0.3828

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 18 April 2017.

US dollar cheques for the quarterly interim dividend will be mailed on 7 June 2017 to holders of record at the close of business on 5 May 2017. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2017 will be as follows:

	Announcement Date	NV NY and PLC ADR ex-Dividend Date	NV and PLC ex-Dividend Date	Record Date	Payment Date
Quarterly dividend – for Q1 2017	20 April 2017	3 May 2017	4 May 2017	5 May 2017	7 June 2017
Quarterly dividend – for Q2 2017	20 July 2017	2 August 2017	3 August 2017	4 August 2017	6 September 2017
Quarterly dividend – for Q3 2017	19 October 2017	1 November 2017	2 November 2017	3 November 2017	13 December 2017

As announced on 6 April 2017, a share buy-back programme of €5 billion will be launched over the remainder of this year.

SEGMENT INFORMATION - CATEGORIES
 (unaudited)
First Quarter	Personal Care	Home Care	Home Care and Personal Care	Foods	Refresh- ment	Foods and Refresh- ment	Total
Turnover (€ million)
2016	4,795	2,449	7,244	3,096	2,208	5,304	12,548
2017	5,141	2,710	7,851	3,149	2,319	5,468	13,319
Change (%)	7.2	10.7	8.4	1.7	5.0	3.1	6.1
Impact of:
Exchange rates (%)	3.1	3.8	3.3	2.1	(0.3)	1.1	2.4
Acquisitions (%)	1.1	2.8	1.7	-	-	-	1.0
Disposals (%)	(0.2)	(0.3)	(0.2)	(0.3)	(0.1)	(0.2)	(0.2)

Underlying sales growth (%)	3.1	4.1	3.4	-	5.4	2.2	2.9
Price (%)	2.8	2.6	2.7	2.2	5.0	3.4	3.0
Volume (%)	0.3	1.4	0.7	(2.1)	0.4	(1.1)	(0.1)

SEGMENT INFORMATION – GEOGRAPHICAL AREA
 (unaudited)
First Quarter	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2016	5,464	3,976	3,108	12,548
2017	5,921	4,370	3,028	13,319
Change (%)	8.4	9.9	(2.6)	6.1
Impact of:
Exchange rates (%)	1.6	7.0	(2.2)	2.4
Acquisitions (%)	-	1.8	1.6	1.0
Disposals (%)	(0.3)	(0.2)	-	(0.2)

Underlying sales growth (%)	6.9	1.2	(2.0)	2.9
Price (%)	4.6	3.4	(0.5)	3.0
Volume (%)	2.2	(2.1)	(1.5)	(0.1)

NON-GAAP MEASURES
In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth. The reconciliation of these measures to changes in the GAAP measure turnover is provided on page 5. Please refer to page 26 and 27 of the Unilever Annual Report and Accounts 2016 for definitions of non-GAAP measures and explanations of their relevance.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to underlying sales growth and underlying operating margin. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group”). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK	+44 79 1727 1819	treeva.fenwick@unilever.com	+44 20 7822 6830	investor.relations@unilever.com
or	+44 78 2504 9151	louise.phillips@unilever.com
NL	+31 10 217 4844	els-de.bruin@unilever.com
or	+32 494 60 4906	freek.bracke@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp